UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                                 Amplidyne Inc.
                                ----------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    032103103
                                 --------------
                                 (CUSIP Number)

                                 Harris Freedman
                            1241 Gulf of Mexico Drive
                             Long Boat Key, FL 34228
                                 (941) 387-8388

                                 with a copy to:

                              Scott E. Lerner, Esq.
                                     Dechert
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 698-3537

      -------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  April 2, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Bridge Ventures, Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /  (b) /X/

--------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS              / /
   5      REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          Florida
--------------------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially             7      167,389 shares
   owned by
     each               --------------------------------------------------------
   reporting               8      SHARED VOTING POWER
  person with                     0 shares
                        --------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  167,389
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0 shares
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             167,389 shares
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            / /
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             2.2%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          S.M.A.C.S. Holdings Corp.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /  (b) /X/

--------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS              / /
   5      REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          Florida
--------------------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially             7      225,000 shares
   owned by
     each               --------------------------------------------------------
   reporting               8      SHARED VOTING POWER
  person with                     0 shares
                        --------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  225,000 shares
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0 shares
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             225,000 shares
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            / /
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             3.0%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Bridge Ventures, Inc. Defined Benefit Pension Plan and Trust
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /  (b) /X/

--------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS              / /
   5      REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          Not applicable
--------------------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially             7      0 shares
   owned by
     each               --------------------------------------------------------
   reporting               8      SHARED VOTING POWER
  person with                     0 shares
                        --------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0 shares
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0 shares
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            / /
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             0.0%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Bridge Ventures, Inc. Employee Benefit Plan
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /  (b) /X/

--------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS              / /
   5      REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          Not applicable
--------------------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially             7      50,000 shares
   owned by
     each               --------------------------------------------------------
   reporting               8      SHARED VOTING POWER
  person with                     0 shares
                        --------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  50,000 shares
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0 shares
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             50,000 shares
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            / /
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             Less than 1%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Harris Freedman
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /  (b) /X/

--------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          Not applicable
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS              / /
   5      REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------------------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially             7      442,389 shares
   owned by
     each               --------------------------------------------------------
   reporting               8      SHARED VOTING POWER
  person with                     0 shares
                        --------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  442,389 share
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0 shares
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             442,389 share
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            / /
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             5.9%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         --------------------

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.0001 per share (the "Common Stock"), of Amplidyne Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Issuer is 59 LaGrange Street, Raritan, New Jersey 08869.

Item 2.  Identity and Background.
         ------------------------

         (a) This Statement is filed by (1) Bridge Ventures, Inc., a Florida corporation ("BVI"), (2) S.M.A.C.S Holdings Corp., a Florida corporation
("SHC"), (3) Bridge Ventures, Inc. Defined Benefit Pension Plan and Trust ("BVIDBP"), (4) Bridge Ventures, Inc. Employee Benefit Plan ("BVIEP") and (5) Harris Freedman, an individual (collectively, the "Reporting Persons").

         (b) The principal business address of BVI, SHC, BVIDBP and BVIEP is 1241 Gulf of Mexico Drive, Long Boat Key, FL 34228. Mr. Freedman's principal business address is c/o Bridge Ventures, Inc., 1241 Gulf of Mexico Drive, Long Boat Key, FL 34228.

         (c) Mr. Freedman is a private investor and the corporate secretary, majority stockholder and a controlling person of each of BVI and SHC. BVI and SHC are private companies which provide strategic-alliance services to emerging technology companies in the private and public markets. BVIDBP and BVIEP are employee benefit plans. Mr. Freedman and his wife are trustees for such plans. Mr. Freedman served as Vice President - Strategic Alliances of the Issuer from July 1996 until December 31, 1998.

         (d)-(e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Freedman is a citizen of the United States of America. BVI and SHC are each Delaware corporations.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         On April 2, 1998, by virtue of Mr. Freedman's beneficial ownership of warrants to purchase 61,666 shares of Common Stock that were scheduled to become exercisable on June 1, 1998, Mr. Freedman, after aggregating such shares with other shares beneficially owned by Mr. Freedman prior to and as of such date, was the beneficial owner of approximately 5.5% of the Issuer's then issued and outstanding Common Stock.

         On March 31, 1999, Mr. Freedman received from the Issuer an aggregate of 24,000 shares of Common Stock for an aggregate consideration of $30,000 and donated an aggregate of 24,000 shares of Common Stock as a gift.

         Between March 31, 1999 and August 16, 2000, BVI has (i) purchased (a) in the open market an aggregate of 123,889 shares of Common Stock for an aggregate consideration of approximately $507,065 and (b) through the exercise of warrants an aggregate of 150,000 shares of Common Stock for an aggregate consideration of approximately $262,500, (ii) sold in the open market an aggregate of 71,500 shares of Common Stock for an aggregate consideration of approximately $464,850 and (iii) donated as a gift an aggregate of 40,000 shares of Common Stock. See Exhibit I.B. to this Statement for a list of all acquisitions and dispositions of Common Stock made by BVI during such period.

         Between July 14, 1998 and May 9, 2000, SHC has (i) purchased (a) in the open market an aggregate of 180,000 shares of Common Stock for an aggregate consideration of approximately $559,920 and (b) through the exercise of stock options an aggregate of 185,000 shares of Commons Stock for an aggregate consideration of approximately $323,750 and (ii) sold in the open market an aggregate of 217,100 shares of Common Stock for an aggregate consideration of approximately $1,334,700. See Exhibit I.C. to this Statement for a list of all acquisitions and dispositions of Common Stock made by SHC during such period.

         Between September 25, 1998 and May 3, 2000, BVIDBP has (i) purchased in the open market an aggregate of 191,700 shares of Common Stock for an aggregate consideration of approximately $878,611, and (ii) sold in the open market an aggregate of 191,700 shares of Common Stock for an aggregate consideration of approximately $706,685. See Exhibit I.D. to this Statement for a list of all acquisitions and dispositions of Common Stock made by BVIDBP during such period.

         Between July 14, 2000 and July 31, 2000, BVIEP has purchased in the open market an aggregate of 50,000 shares of Common Stock for an aggregate consideration of approximately $160,850. See Exhibit I.E. to this Statement for a list of all acquisitions and dispositions made by BVIEP during such period.

         The funds used by BVI, SHC, BVIDBP and BVIEP to purchase the shares of Common Stock described above were obtained from the working capital of BVI and SHC. None of the Reporting Persons acquired beneficial ownership of any of the Common Stock with borrowed funds.

Item 4.  Purpose of Transaction.
         ----------------------

         The Reporting Persons have acquired the Common Stock for investment purposes.

         The Reporting Persons do not have any plans or proposals, other than those described in this Item 4, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of shares of the Common Stock.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)-(b) Based on the Issuer's quarterly report on Form 10-QSB for the quarter ended September 30, 2000, filed on November 17, 2000, there was issued and outstanding, as of September 30, 2000, 7,453,841 shares of Common Stock. A list of the issued and outstanding shares of Common Stock as of select dates relevant to the time periods described in Item 3 of this Statement is attached as Exhibit II to this Statement.

         Currently, as the majority stockholder and a controlling person of each of BVI and SHC and by virtue of Mr. Freedman's relationship to BVIDBP and BVIEP (as described in Item 2 of this Statement), Mr. Freedman may be deemed to have the power to vote or direct the vote of, and the power to dispose of or direct the disposition of, an aggregate of 442,389 shares of Common Stock representing approximately 5.9% of the issued and outstanding shares of Common Stock.

         Of such 442,389 shares of Common Stock, BVI is the direct beneficial owner of an aggregate of 167,389 shares, representing approximately 2.2% of the issued and outstanding shares of Common Stock; SHC is the direct beneficial owner of an aggregate of 225,000 shares, representing 3.0% of the issued and outstanding shares of Common Stock; and BVIEP is the direct beneficial owner of an aggregate of 50,000 shares of Common Stock, representing less than 1% of the issued and outstanding shares of Common Stock.

         Each of BVI, SHC, BVIDBP and BVIEP hereby disclaims that it has any beneficial ownership of the securities owned, directly or indirectly, by any other Reporting Person.

         (c) The date, number of shares and price per share for all purchases of Common Stock made by BVI from April 27, 1999 through August 16, 2000; SHC from July 14, 1998 through May 9, 2000; BVIDBP from September 25, 1998 through May 3, 2000; and BVIEP from July 14, 2000 and July 31, 2000, are shown on Exhibit I to this Statement, which is incorporated herein by reference. All such purchases, except as otherwise noted in Item 3 or Exhibit I were made by the Reporting Persons in the open market on the Nasdaq Small Cap Market. Other than as set forth on Exhibit I to this Statement, the Reporting Persons have not effected any transactions involving any shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
         ----------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits
         --------------------------------

Exhibit I       Acquisitions and Dispositions of Common Stock

Exhibit II      Issued and Outstanding Common Stock of Amplidyne, Inc.

Exhibit III Joint Filing Agreement, dated as of November 30, 2000, among the Reporting Persons.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this Statement is true, complete and correct.


Date:  November 30, 2000                 BRIDGE VENTURES, INC.



                                         By:    /s/ Harris Freedman
                                             -----------------------------------
                                             Name:  Harris Freedman
                                             Title: Secretary



                                         S.M.A.C.S. HOLDINGS CORP.



                                         By:    /s/ Harris Freedman
                                             -----------------------------------
                                             Name:  Harris Freedman
                                             Title: Secretary



                                         BRIDGE VENTURES, INC. DEFINED BENEFIT
                                         PENSION PLAN AND TRUST



                                         By:    /s/ Harris Freedman
                                             -----------------------------------
                                             Name:  Harris Freedman
                                             Title: Trustee



                                         BRIDGE VENTURES, INC. EMPLOYEE BENEFIT
                                         PLAN



                                         By:    /s/ Harris Freedman
                                             -----------------------------------
                                             Name:  Harris Freedman
                                             Title: Trustee


                                         HARRIS FREEDMAN


                                                /s/ Harris Freedman
                                         ---------------------------------------


         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                          Acquisitions and Dispositions
                          -----------------------------


                                                                       Exhibit I
                                                                       ---------

A. Combined Schedule of Acquisitions, Dispositions and Shareholdings of Reporting Persons
         -----------------------------------------------------------------------


                           Shares bought                   Shares sold
                           -------------                   -----------
                                                                                       Balance          Estimated
                     Number    Price                                                Beneficially       Percentage
  Date of    Title     of       per                Number of    Price                  owned by         of Shares
transaction  owner   shares    share     Total      shares    per share    Total   Reporting Persons  Outstanding
-----------  -----   ------    -----     -----     ---------  ---------    -----   -----------------  -----------

  06/01/98   SHC       61,666                   (A)                                      247,100          5.5%
  07/14/98   SHC       30,000  $1.49     $44,700                                         277,100          6.2%
  09/14/98   SHC       30,000  $1.25     $37,500                                         307,100          6.8%
  09/25/98   BVIDBP    10,000  $1.02     $10,200                                         317,100          7.0%
  03/04/99   BVIDBP    20,000  $1.20     $24,000                                         337,100          7.2%
  03/29/99   BVIDBP                            -      10,000    $1.69      $16,900       327,100          7.0%
  03/29/99   BVIDBP                            -      20,000    $1.69      $33,800       307,100          6.5%
  03/31/99   HF        24,000  $4.00     $30,000                                         331,100          5.8%
  03/31/99   HF                                       24,000     Gift                    307,100          5.4%
  03/31/99   BVI       40,000  $1.12     $44,800                                         347,100          6.1%
  03/31/99   BVI                                      40,000     Gift                    307,100          5.4%
  03/31/99   BVIDBP    49,000  $1.12     $54,880                                         356,100          6.3%
  04/23/99   BVIDBP     5,000  $4.25     $21,250                                         361,100          6.4%
  04/27/99   BVI                               -       5,000    $3.31      $16,550       356,100          6.3%
  04/29/99   BVI      150,000      -           -(B)                              -       506,100          8.9%
  05/25/99   BVIDBP     4,000  $3.40     $13,600                                 -       510,100          9.0%
  06/25/99   BVIDBP     1,700  $2.13      $3,621                                 -       511,800          9.0%
  07/14/99   BVIDBP     3,000  $2.12      $6,360                                 -       514,800          8.9%
  08/16/99   BVIDBP    10,000  $2.00     $20,000                                 -       524,800          9.1%
  08/24/99   SHC                               -      30,000    $2.00      $60,000       494,800          8.6%
  08/24/99   BVIDBP                            -       5,000    $2.23      $11,150       489,800          8.5%
  08/25/99   SHC                               -      30,000    $3.00      $90,000       459,800          8.0%
  09/09/99   SHC                               -      25,000    $7.00     $175,000       434,800          7.5%
  09/09/99   SHC                               -      47,100    $7.00     $329,700       387,700          6.7%
  09/09/99   BVIDBP                            -       4,000    $1.67       $6,680       383,700          6.6%
  09/09/99   BVIDBP                            -       3,000    $7.70      $23,100       380,700          6.6%
  09/10/99   BVIDBP                            -       5,000    $1.40       $7,000       375,700          6.5%
  09/10/99   BVIDBP                            -       5,000   $14.00      $70,000       370,700          6.4%
  09/15/99   BVIDBP                            -      49,000    $1.38      $67,620 (F)   321,700          5.6%
  09/19/99   SHC      185,000  $1.75    $323,750 (D)                             -       321,700          5.6%
  09/19/99   SHC                               -      25,000    $8.00     $200,000       296,700          5.1%
  10/11/99   BVIDBP    25,000  $6.75    $168,750                                 -       321,700          4.8%
  10/12/99   BVI       25,000  $6.78    $169,500                                 -       346,700          5.2%
  10/26/99   BVI                               -      25,000    $5.93     $148,250       321,700          4.8%
  11/03/99   SHC        5,000  $4.60     $23,000                                 -       326,700          4.9%




  11/03/99   SHC        1,000  $5.75      $5,750                                 -       327,700          4.9%
  11/03/99   SHC        5,000  $5.75     $28,750                                 -       332,700          5.0%
  11/03/99   SHC       20,000  $5.75    $115,000                                 -       352,700          5.3%
  11/23/99   BVIDBP                            -       1,700    $6.15      $10,455       351,000          5.3%
  11/24/99   BVIDBP                            -      25,000    $5.98     $149,500       326,000          4.9%
  12/28/99   BVI                                       4,000    $4.00      $16,000       322,000          4.8%
  12/28/99   SHC                               -       5,000    $5.00      $25,000       317,000          4.8%
  12/29/99   BVI      150,000  $1.75    $262,500 (C)                             -       317,000          4.6%
  01/26/00   BVI                               -      10,000    $6.99      $69,900       307,000          4.4%
  02/02/00   SHC       49,000  $1.39     $67,620 (E)                             -       356,000          5.1%
  02/22/00   BVI       17,889  $5.00     $89,445                                 -       373,889          5.4%
  02/28/00   BVI                               -      22,500    $8.20     $184,500       351,389          5.1%
  03/10/00   SHC                               -      10,000    $9.00      $90,000       341,389          4.9%
  03/16/00   SHC                               -      10,000   $12.00     $120,000       331,389          4.8%
  03/17/00   SHC                               -       5,000    $9.00      $45,000       326,389          4.7%
  03/22/00   SHC       10,000  $9.06     $90,600                                 -       336,389          4.9%
  03/22/00   BVIDBP    10,000  $8.93     $89,300                                 -       346,389          5.0%
  03/24/00   SHC                               -      10,000   $10.00     $100,000       336,389          4.9%
  03/24/00   BVIDBP                            -       5,000    $4.75      $23,750       331,389          4.8%
  03/27/00   BVIDBP                            -       5,000    $4.75      $23,750       326,389          4.7%
  03/29/00   BVIDBP    25,000  $9.08    $227,000                                 -       351,389          5.1%
  03/30/00   BVIDBP    25,000  $8.37    $209,250                                 -       376,389          5.4%
  04/04/00   BVIDBP     4,000  $7.60     $30,400                                 -       380,389          5.4%
  04/25/00   BVI                               -       5,000    $5.93      $29,650       375,389          5.4%
  05/03/00   BVIDBP                            -       4,000    $4.87      $19,480       371,389          5.3%
  05/03/00   BVIDBP                            -      25,000    $4.87     $121,750       346,389          5.0%
  05/03/00   BVIDBP                            -      25,000    $4.87     $121,750       321,389          4.6%
  05/04/00   BVI       10,000  $6.15     $61,500                                 -       331,389          4.7%
  05/04/00   SHC       20,000  $4.95     $99,000                                 -       351,389          5.0%
  05/09/00   SHC       10,000  $4.80     $48,000                                 -       361,389          5.2%
  05/10/00   BVI       10,000  $4.56     $45,600                                 -       371,389          5.3%
  05/19/00   BVI        2,000  $4.40      $8,800                                 -       373,389          5.3%
  06/28/00   BVI       14,000  $5.33     $74,620                                 -       387,389          5.5%
  07/14/00   BVIEP      5,000  $3.28     $16,400                                 -       392,389          5.3%
  07/17/00   BVIEP     20,000  $3.37     $67,400                                 -       412,389          5.6%
  07/20/00   BVIEP      5,000  $3.31     $16,550                                 -       417,389          5.6%
  07/21/00   BVIEP     10,000  $3.18     $31,800                                 -       427,389          5.7%
  07/31/00   BVIEP     10,000  $2.87     $28,700                                 -       437,389          5.9%
  08/16/00   BVI        5,000  $2.56     $12,800                                 -       442,389          5.9%
-----------------------------------------------------------------------------------------------------------------
                    1,116,255         $2,722,696     524,300            $2,406,235       442,389          5.9%
=================================================================================================================

(A)  Received warrants in December 1995 that vested in 1/3 increments commencing
     June 1996.
(B)  Received warrants to purchase 150,000 shares
(C)  Exercised warrants acquired on 04/29/99 for 150,000 shares.
(D)  Exercised warrants for 185,000 shares.
(E)  Purchased  from a third party (which had purchased  such shares from Bridge
     Ventures, Inc. Defined Benefit Plan) in a private transaction.
(F)  Sold to a third party  (which then sold such shares to  S.M.A.C.S.  Holding
     Corp.) in a private transaction.


B. Schedule of Acquisitions, Dispositions and Shareholdings of Bridge Ventures, Inc. (BVI)
         -----------------------------------------------------------------------

                           Shares bought                   Shares sold
                           -------------                   -----------
                                                                                       Balance         Estimated
                     Number    Price                                                Beneficially      Percentage
  Date of    Title     of       per                Number of    Price                  owned by        of Shares
transaction  owner   shares    share     Total      shares    per share    Total         BVI          Outstanding
-----------  -----   ------    -----     -----     ---------  ---------    -----    ------------      -----------

 03/31/99    BVI      40,000   $1.12     $44,800                                          45,000          0.8%
 03/31/99    BVI                                      40,000     Gift                      5,000          0.1%
 04/27/99    BVI                               -       5,000    $3.31     $16,550              0          0.0%
 04/29/99    BVI     150,000       -           - (B)                            -        150,000          2.6%
 10/12/99    BVI      25,000   $6.78    $169,500                                -        175,000          2.6%
 10/26/99    BVI                               -      25,000    $5.93    $148,250        150,000          2.3%
 12/28/99    BVI                                       4,000    $4.00     $16,000        146,000          2.2%
 12/29/99    BVI     150,000   $1.75    $262,500 (C)                            -        146,000          2.2%
 01/26/00    BVI                               -      10,000    $6.99     $69,900        136,000          2.0%
 02/22/00    BVI      17,889   $5.00     $89,445                                -        153,889          2.2%
 02/28/00    BVI                               -      22,500    $8.20    $184,500        131,389          1.9%
 04/25/00    BVI                               -       5,000    $5.93     $29,650        126,389          1.8%
 05/04/00    BVI      10,000   $6.15     $61,500                                -        136,389          2.0%
 05/10/00    BVI      10,000   $4.56     $45,600                                -        146,389          2.1%
 05/19/00    BVI       2,000   $4.40      $8,800                                -        148,389          2.1%
 06/28/00    BVI      14,000   $5.33     $74,620                                -        162,389          2.3%
 08/16/00    BVI       5,000   $2.56     $12,800                                -        167,389          2.2%
-----------------------------------------------------------------------------------------------------------------
                     423,889            $769,565     111,500             $464,850        167,389          2.2%
=================================================================================================================

(B)  Received warrants to purchase 150,000 shares
(C)  Exercised warrants acquired on 04/29/99 for 150,000 shares.


C. Schedule of Acquisitions, Dispositions and Shareholdings of S.M.A.C.S. Holdings Corp. (SHC)
         -----------------------------------------------------------------------


                           Shares bought                   Shares sold
                           -------------                   -----------
                                                                                       Balance         Estimated
                     Number    Price                                                Beneficially      Percentage
  Date of    Title     of       per                Number of    Price                  owned by        of Shares
transaction  owner   shares    share     Total      shares    per share    Total         SHC          Outstanding
-----------  -----   ------    -----     -----     ---------  ---------    -----    ------------      -----------

 06/01/98    SHC      61,666                     (A)                                     242,100          5.4%
 07/14/98    SHC      30,000   $1.49     $44,700                                         272,100          6.0%
 09/14/98    SHC      30,000   $1.25     $37,500                                         302,100          6.7%
 08/24/99    SHC                               -      30,000    $2.00     $60,000        272,100          4.7%
 08/25/99    SHC                               -      30,000    $3.00     $90,000        242,100          4.2%
 09/09/99    SHC                               -      25,000    $7.00    $175,000        217,100          3.8%
 09/09/99    SHC                               -      47,100    $7.00    $329,700        170,000          2.9%
 09/19/99    SHC     185,000   $1.75    $323,750 (D)                            -        170,000          2.9%
 09/19/99    SHC                               -      25,000    $8.00    $200,000        145,000          2.5%
 11/03/99    SHC       5,000   $4.60     $23,000                                -        150,000          2.3%
 11/03/99    SHC       1,000   $5.75      $5,750                                -        151,000          2.3%
 11/03/99    SHC       5,000   $5.75     $28,750                                -        156,000          2.3%
 11/03/99    SHC      20,000   $5.75    $115,000                                -        176,000          2.6%
 12/28/99    SHC                               -       5,000    $5.00     $25,000        171,000          2.6%
 02/02/00    SHC      49,000   $1.39     $67,620 (E)                            -        220,000          3.2%
 03/10/00    SHC                               -      10,000    $9.00     $90,000        210,000          3.0%
 03/16/00    SHC                               -      10,000   $12.00    $120,000        200,000          2.9%
 03/17/00    SHC                               -       5,000    $9.00     $45,000        195,000          2.8%
 03/22/00    SHC      10,000   $9.06     $90,600                                -        205,000          3.0%
 03/24/00    SHC                               -      10,000   $10.00    $100,000        195,000          2.8%
 05/04/00    SHC      20,000   $4.95     $99,000                                -        215,000          3.1%
 05/09/00    SHC      10,000   $4.80     $48,000                                -        225,000          3.2%
-----------------------------------------------------------------------------------------------------------------
                     426,666            $883,670     197,100           $1,234,700        225,000          3.0%
=================================================================================================================

(A)  Received warrants in December 1995 that vested in 1/3 increments commencing
     June 1996.
(D)  Exercised warrants for 185,000 shares.
(E)  Purchased  from a third party (which had purchased  such shares from Bridge
     Ventures, Inc. Defined Benefit Plan) in a private transaction.


D. Schedule of Acquisitions, Dispositions and Shareholdings of Bridge Ventures, Inc. Defined Benefit Plan and Trust (BVIDBP)
         -----------------------------------------------------------------------


                           Shares bought                   Shares sold
                           -------------                   -----------
                                                                                       Balance         Estimated
                     Number    Price                                                Beneficially      Percentage
  Date of    Title     of       per                Number of    Price                  owned by        of Shares
transaction  owner   shares    share     Total      shares    per share    Total        BVIDBP        Outstanding
-----------  -----   ------    -----     -----     ---------  ---------    -----    ------------      -----------

 09/25/98    BVIDBP   10,000    $1.02    $10,200                                          10,000          0.2%
 03/04/99    BVIDBP   20,000    $1.20    $24,000                                          30,000          0.6%
 03/29/99    BVIDBP                            -     10,000     $1.69     $16,900         20,000          0.4%
 03/29/99    BVIDBP                            -     20,000     $1.69     $33,800              0          0.0%
 03/31/99    BVIDBP   49,000    $1.12    $54,880                                          49,000          0.9%
 04/23/99    BVIDBP    5,000    $4.25    $21,250                                          54,000          1.0%
 05/25/99    BVIDBP    4,000    $3.40    $13,600                                -         58,000          1.0%
 06/25/99    BVIDBP    1,700    $2.13     $3,621                                -         59,700          1.1%
 07/14/99    BVIDBP    3,000    $2.12     $6,360                                -         62,700          1.1%
 08/16/99    BVIDBP   10,000    $2.00    $20,000                                -         72,700          1.3%
 08/24/99    BVIDBP                            -      5,000     $2.23     $11,150         67,700          1.2%
 09/09/99    BVIDBP                            -      4,000     $1.67      $6,680         63,700          1.1%
 09/09/99    BVIDBP                            -      3,000     $7.70     $23,100         60,700          1.1%
 09/10/99    BVIDBP                            -      5,000     $1.40      $7,000         55,700          1.0%
 09/10/99    BVIDBP                            -      5,000    $14.00     $70,000         50,700          0.9%
 09/15/99    BVIDBP                            -     49,000     $1.38     $67,620 (F)      1,700          0.0%
 10/11/99    BVIDBP   25,000    $6.75   $168,750                                -         26,700          0.4%
 11/23/99    BVIDBP                            -      1,700     $6.15     $10,455         25,000          0.4%
 11/24/99    BVIDBP                            -     25,000     $5.98    $149,500              0          0.0%
 03/22/00    BVIDBP   10,000    $8.93    $89,300                                -         10,000          0.1%
 03/24/00    BVIDBP                            -      5,000     $4.75     $23,750          5,000          0.1%
 03/27/00    BVIDBP                            -      5,000     $4.75     $23,750              0          0.0%
 03/29/00    BVIDBP   25,000    $9.08   $227,000                                -         25,000          0.4%
 03/30/00    BVIDBP   25,000    $8.37   $209,250                                -         50,000          0.7%
 04/04/00    BVIDBP    4,000    $7.60    $30,400                                -         54,000          0.8%
 05/03/00    BVIDBP                            -      4,000     $4.87     $19,480         50,000          0.7%
 05/03/00    BVIDBP                            -     25,000     $4.87    $121,750         25,000          0.4%
 05/03/00    BVIDBP                            -     25,000     $4.87    $121,750              0          0.0%
-----------------------------------------------------------------------------------------------------------------
                     191,700            $878,611    191,700              $706,685              0          0.0%
=================================================================================================================

(F)  Sold to a third party  (which then sold such shares to  S.M.A.C.S.  Holding
     Corp.) in a private transaction.


E. Schedule of Acquisitions, Dispositions and Shareholdings of Bridge Ventures, Inc. Employee Benefit Plan (BVIEP)
         -----------------------------------------------------------------------


                           Shares bought                   Shares sold
                           -------------                   -----------
                                                                                       Balance         Estimated
                     Number    Price                                                Beneficially      Percentage
  Date of    Title     of       per                Number of    Price                  owned by        of Shares
transaction  owner   shares    share     Total      shares    per share    Total        BVIEP        Outstanding
-----------  -----   ------    -----     -----     ---------  ---------    -----    ------------      -----------

 07/14/00    BVIEP     5,000   $3.28     $16,400                                -         5,000           0.1%
 07/17/00    BVIEP    20,000   $3.37     $67,400                                -        25,000           0.3%
 07/20/00    BVIEP     5,000   $3.31     $16,550                                -        30,000           0.4%
 07/21/00    BVIEP    10,000   $3.18     $31,800                                -        40,000           0.5%
 07/31/00    BVIEP    10,000   $2.87     $28,700                                -        50,000           0.7%
-----------------------------------------------------------------------------------------------------------------
                      50,000            $160,850          0                    $0        50,000           0.7%
=================================================================================================================


                                                                      Exhibit II
                                                                      ----------



        Issued and Outstanding Shares of Common Stock of Amplidyne, Inc.*
        -----------------------------------------------------------------


        ----------------------------------------------------------------
                    Date             |          No. of Shares
                    ----             |          -------------
        -----------------------------|----------------------------------
                  01/23/97           |            2,850,000
        -----------------------------|----------------------------------
                  12/31/97           |            4,460,000
        -----------------------------|----------------------------------
                  03/31/98           |            4,460,000
        -----------------------------|----------------------------------
                  06/30/98           |            4,500,000
        -----------------------------|----------------------------------
                  09/30/98           |            4,500,000
        -----------------------------|----------------------------------
                  12/31/98           |            4,703,333
        -----------------------------|----------------------------------
                  03/31/99           |            5,675,195
        -----------------------------|----------------------------------
                  06/30/99           |            5,770,007
        -----------------------------|----------------------------------
                  09/30/99           |            6,644,079
        -----------------------------|----------------------------------
                  12/31/99           |            6,924,970
        -----------------------------|----------------------------------
                  03/31/00           |            6,989,320
        -----------------------------|----------------------------------
                  06/30/00           |            7,411,591
        -----------------------------|----------------------------------
                  07/20/00           |            7,448,841
        -----------------------------|----------------------------------
                  09/30/00           |            7,453,841
        ----------------------------------------------------------------

  *  Based upon information reported in filings made by Amplidyne with the SEC.

                                                                     Exhibit III
                                                                     -----------



                             JOINT FILING AGREEMENT



         The undersigned agree, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, to jointly file with the Securities and Exchange Commission, on behalf of the undersigned, a Statement on
Schedule 13D, and any subsequent amendments thereto, relating to our ownership of Common Stock of Rheometric Scientific, Inc.



Date:  November 30, 2000                 BRIDGE VENTURES, INC.



                                         By:    /s/ Harris Freedman
                                             -----------------------------------
                                             Name:  Harris Freedman
                                             Title: Secretary



                                         S.M.A.C.S. HOLDINGS CORP.



                                         By:    /s/ Harris Freedman
                                             -----------------------------------
                                             Name:  Harris Freedman
                                             Title: Secretary



                                         BRIDGE VENTURES, INC. DEFINED
                                         BENEFIT PENSION PLAN AND TRUST



                                         By:    /s/ Harris Freedman
                                             -----------------------------------
                                             Name:  Harris Freedman
                                             Title: Trustee



                                         BRIDGE VENTURES, INC. EMPLOYEE
                                         BENEFIT PLAN



                                         By:    /s/ Harris Freedman
                                             -----------------------------------
                                             Name:  Harris Freedman
                                             Title: Trustee


                                         HARRIS FREEDMAN


                                                /s/ Harris Freedman
                                         ---------------------------------------